Exhibit 99.1

Liminal BioSciences Announces First Subject Dosed in Phase 1a Single Ascending Dose Clinical Trial of Fezagepras

LAVAL, CANADA, and CAMBRIDGE, ENGLAND – May 23, 2022 – Liminal BioSciences Inc. (Nasdaq: LMNL) (“Liminal BioSciences” or the “Company”), today announced that the first subject has been dosed in the Company’s Phase 1a single ascending dose (“SAD”) randomized, open label, cross over clinical trial of fezagepras to evaluate the safety, tolerability, and pharmacokinetics of single ascending dose of fezagepras compared to Sodium Phenylbutyrate in healthy volunteers.

“This Phase 1a SAD clinical trial is designed as a head-to-head comparison with Sodium Phenylbutyrate to provide us with further data to determine if fezagepras is worth developing for one of the many potential indications where nitrogen scavenging is beneficial,” stated Bruce Pritchard, Chief Executive Officer of Liminal BioSciences. “Following completion of the Phase 1a SAD clinical trial we expect to have data which will support whether or not to continue developing fezagepras as a potential nitrogen scavenger therapy, and expect to provide an update on the outcome of this clinical trial in the third quarter of 2022.”

About Fezagepras

Analysis of the disproportionate metabolite data from the completed Phase 1 multi-ascending dose (“MAD”) clinical trial revealed that fezagepras’s primary metabolite was a glutamine conjugate. We believe that the conjugation of fezagepras with glutamine provides early evidence that fezagepras has the potential, subject to further research and clinical development, to act as a nitrogen scavenging drug with the potential to treat disorders associated with hyperammonaemia.

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Nitrogen scavenging drugs are used in the treatment of conditions characterized by hyperammonemia (high ammonia) and target to remove ammonia from the bloodstream by conjugating with glutamine (e.g. phenylbutyrate) or glycine (e.g., benzoate) with the resulted conjugated drug being excreted in the urine. The production of glutamine in humans requires ammonia. Ammonia is highly toxic and high levels may damage many organs including the brain. Toxic effects of hyperammonemia (high ammonia) can lead to confusion (encephalopathy), coma and if untreated, death.

About Liminal BioSciences Inc.

Liminal BioSciences is a clinical stage biopharmaceutical company focused on developing distinctive novel small molecule therapeutics for inflammatory, fibrotic, and metabolic diseases using our drug discovery platform and a data driven approach. The Company’s lead small molecule product candidate, fezagepras, has entered a Phase 1a single ascending dose clinical trial in May 2022 in the United Kingdom to provide comparative data with Sodium Phenylbutyrate, an established nitrogen scavenging drug, to support its development plan. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and a selective OXER1 antagonist candidate. Our GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

Liminal BioSciences has active business operations in Canada and the United Kingdom.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Some of the forward-looking statements can be identified by the use of forward-looking words. Statements that are not historical in nature, including the words “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions are intended to identify forward-looking statements. These statements include those related to Liminal BioSciences’ objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things: advancement of Liminal Biosciences’ product candidates, the outcome of anticipated clinical trials; the analysis of our clinical trial data; the potential development of Liminal Biosciences’ R&D programs; the properties of our drug candidates; the timing of initiation or nature of preclinical and clinical trials and potential therapeutics areas.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s workforce, business operations, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, clinical development, manufacturing operations or commercialization activities; the successful and timely initiation or completion of clinical trials; the ability to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; the Company’s ability to resolve the Nasdaq listing deficiency and regain compliance with the Nasdaq Listing Rules; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions.

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You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings and reports the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Administrators, including in the Annual Report on Form 20-F for the year ended December 31, 2021, as well as other filings and reports Liminal Biosciences’ may make from time to time. Such risks may be amplified by the ongoing COVID-19 pandemic and any related impacts on Liminal BioSciences’ business and the global economy. As a result, we cannot guarantee that any given forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. We assume no obligation to update any forward-looking statement contained in this press release even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

For further information please contact:

Corporate Contact

Shrinal Inamdar

Manager, Investor Relations and Communications

s.inamdar@liminalbiosciences.com

+1 450.781.0115

Media Contact

Kaitlin Gallagher

kgallagher@berrypr.com

+1 212.253.8881

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